**INDEX TO**
**COCA-COLA ENTERPRISES INC.**
**PRESENTATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)**

# COCA-COLA ENTERPRISES INC.

# NOTES TO PRESENTATION

# OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)

## Introductory Information

Our Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, both of which have been filed with the Securities and Exchange Commission, contained certain non-GAAP financial measures. The non-GAAP financial measures included in our Form 10-K and Form 10-Q were: 1) the change in bottle and can net pricing per case on a reported and comparable basis, 2) the change in bottle and can cost of sales per case on a reported and comparable basis, and 3) the currency-neutral equivalents of these measures, where applicable. The attached schedule provides reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

The following unaudited pro forma financial information should be read in conjunction with the Company's audited and unaudited financial statements, including the notes thereto, contained in: (i) Coca-Cola Enterprises' Annual Report on Form 10-K for the year ended December 31, 2002 and (ii) Coca-Cola Enterprises' Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003.

The following notes explain changes made to the schedule as a result of the adoption of EITF 02-16 as well as the reasons for providing the non-GAAP financial measures.

**Note A** – The reported changes shown reflect the adoption of EITF 02-16 as of January 1, 2003. Prior year balances were reclassified to conform to the presentation required by EITF 02-16. The adoption of EITF 02-16 resulted in the classification of the following amounts as reductions in costs of sales for the years ended December 31, 2002, 2001, and 2000: approximately $882 million, $651 million, and $573 million, respectively, of marketing support from The Coca-Cola Company and other licensors previously included in net operating revenues and approximately $77 million, $74 million, and $219 million, respectively, of cold drink equipment funding from The Coca-Cola Company previously included as a reduction in selling, delivery, and administrative expenses. In the years ended December 31, 2002, 2001, and 2000, we also classified approximately $51 million, $45 million, and $41 million, respectively, of net payments for dispensing equipment repair services received from The Coca-Cola Company in net operating revenues. These amounts were previously included in selling, delivery, and administrative expenses.

**Note B** – The non-GAAP financial measures "Reported Bottle and Can Net Price per Case" and "Comparable Bottle and Can Net Price per Case" are provided to allow investors to more clearly evaluate bottle and can pricing trends in the marketplace. The measure excludes the impact of fountain syrup (post mix) sales and other items that are not directly associated with bottle and can sales in the retail environment. Net revenues for bottle and can sales accounted for approximately 90% of total net revenues in the periods presented.

**Note C –** The non-GAAP financial measures "Reported Bottle and Can Cost of Sales per Case" and "Comparable Bottle and Can Cost of Sales per Case" are provided to allow investors to more clearly evaluate cost trends for bottle and can products. The measure excludes the impact of fountain syrup costs as well as vendor marketing support and Jumpstart funding, and allows investors to gain an understanding of the change in bottle and can ingredient and packaging costs.

**Note D –** The non-GAAP financial measures "Currency Neutral Comparable Bottle and Can Net Pricing per Case" and "Currency Neutral Comparable Bottle and Can Cost of Sales per Case" are provided to allow investors to separate the impact of foreign currency exchange rate changes on our operations.

**Note E –** The non-GAAP financial measure "Comparable Volume" excludes the impact of acquisitions and changes in the number of selling days between quarterly periods. The measure allows investors to measure organic growth and analyze the performance of our business on a constant territory basis. First-quarter 2003 included one less selling day than first-quarter 2002. The years ended December 31, 2002 and 2001 and 1999 contained the same number of selling days, although the number of selling days varied between quarters. The year ended December 31, 2000 included one less selling day than all other years presented.

**Note F –** We made acquisitions in 2002, 2001 and 2000, the most significant of which was the Herb Coca-Cola acquisition in 2001. The results of Herb's operations have been included in the Company's consolidated statements since July 1, 2001. Including the operating results of the Herb Coca-Cola as if acquired on January 1, 2001 would have increased 2001 net revenues by $457 million, costs of sales by $284 million, and physical case volume by approximately 55 million cases. The impact of including these results is reflected under the heading "Impact of Constant Territory Adjustments for Acquisitions" in 2002 and 2001.

**Coca-Cola Enterprises Inc.**
**Reconciliation of Non-GAAP Financial Measures**
**(Unaudited)**

| | | | | Fiscal Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | First-Quarter 2003 Change | | | 2002 Change | | | 2001 Change | | | 2000 Change | | |
| | Consolidated | North America | Europe | Consolidated | North America | Europe | Consolidated | North America | Europe | Consolidated | North America | Europe |
| **Net Revenues Per Case** | | | | | | | | | | | | |
| Net Revenues Per Case[A] | 4.5 % | 1.0 % | 16.5 % | 0.0 % | (1.5)% | 5.5 % | (1.0)% | 0.0 % | (4.0)% | 2.0 % | 6.0 % | (10.0)% |
| Excluding Revenues from Post Mix Sales and Other Sales | 1.0 % | 1.0 % | 1.0 % | 1.0 % | 1.0 % | 1.0 % | 1.0 % | 0.5 % | 2.0 % | 0.5 % | – | 0.5 % |
| Reported Change | 5.5 % | 2.0 % | 17.5 % | 1.0 % | (0.5)% | 6.5 % | 0.0 % | 0.5 % | (2.0)% | 2.5 % | 6.0 % | (9.5)% |
| Impact of Adjustments for the Settlement of Promotional Programs and Other Items Affecting Comparability | – | – | – | (0.5)% | (0.5)% | – | – | – | – | – | – | – |
| Impact of Constant Territory Adjustments for Acquisitions [F] | – | – | – | 1.0 % | 1.0 % | – | – | – | – | – | – | – |
| **Comparable Bottle and Can Net Pricing Per Case[B]** | **5.5 %** | **2.0 %** | **17.5 %** | **1.5 %** | **0.0 %** | **6.5 %** | **0.0 %** | **0.5 %** | **(2.0)%** | **2.5 %** | **6.0 %** | **(9.5)%** |
| Impact of Currency Exchange Rate Changes | (4.0)% | (0.5)% | (16.5)% | (1.0)% | 0.5 % | (4.5)% | 1.5 % | 0.5 % | 4.5 % | 2.5 % | – | 9.5 % |
| **Currency Neutral Bottle and Can Net Pricing per Case[D]** | **1.5 %** | **1.5 %** | **1.0 %** | **0.5 %** | **0.5 %** | **2.0 %** | **1.5 %** | **1.0 %** | **2.5 %** | **5.0 %** | **6.0 %** | **0.0 %** |
| **Cost of Sales Per Case** | | | | | | | | | | | | |
| Reported Change[A] | 2.5 % | (1.5)% | 14.5 % | (2.0)% | (4.0)% | 5.0 % | 2.0 % | 4.0 % | (5.0)% | 1.5 % | 6.5 % | (12.0)% |
| Impact of Excluding Costs of Post Mix Sales, Vendor Funding on Post Mix Sales, and Costs of Other Sales | 1.5 % | 1.0 % | 1.0 % | 0.5 % | – | 1.5 % | 0.5 % | 0.5 % | 1.5 % | 0.5 % | 0.5 % | 1.0 % |
| Impact of Excluding Bottle and Can Vendor Funding | 0.5 % | 0.5 % | 0.5 % | 2.0 % | 3.5 % | (2.5)% | (1.5)% | (2.0)% | 0.5 % | (1.5)% | (2.0)% | (1.0)% |
| Impact of Adjustments for the Settlement of Promotional Programs and Other Items Affecting Comparability | – | – | – | – | – | – | – | – | – | 1.0 % | – | 4.0 % |
| Impact of Constant Territory Adjustments for Acquisitions [F] | – | – | – | 0.5 % | – | – | – | – | – | – | – | – |
| **Comparable Bottle and Can Cost of Sales Per Case[C]** | **4.5 %** | **0.0 %** | **16.0 %** | **1.0 %** | **(0.5)%** | **4.0 %** | **1.0 %** | **2.5 %** | **(3.0)%** | **1.5 %** | **5.0 %** | **(8.0)%** |
| Impact of Currency Exchange Rate Changes | (4.5)% | – | (16.5)% | (1.0)% | 0.5 % | (4.5)% | 2.0 % | 0.5 % | 4.5 % | 3.0 % | – | 10.0 % |
| **Currency Neutral Bottle and Can Cost of Sales per Case[D]** | **0.0 %** | **0.0 %** | **(0.5)%** | **0.0 %** | **0.0 %** | **(0.5)%** | **3.0 %** | **3.0 %** | **1.5 %** | **4.5 %** | **5.0 %** | **2.0 %** |
| **Physical Case Bottle and Can Volume** | | | | | | | | | | | | |
| Reported Volume Change | 1.5 % | 0.5 % | 5.0 % | 7.0 % | 8.0 % | 4.5 % | 7.0 % | 6.5 % | 8.0 % | 0.5 % | (1.0)% | 6.0 % |
| Impact of Constant Territory Adjustments for Acquisitions [F] | (0.5)% | (0.5)% | (1.0)% | (3.0)% | (4.5)% | – | (3.5)% | (4.5)% | – | – | – | (1.0)% |
| Impact of Days in Period Differences | 1.5 % | 1.5 % | 1.5 % | – | – | – | (0.5)% | (0.5)% | (0.5)% | – | – | – |
| **Comparable Bottle and Can Volume [E]** | **2.5 %** | **1.5 %** | **5.5 %** | **4.0 %** | **3.5 %** | **4.5 %** | **3.0 %** | **1.5 %** | **7.5 %** | **0.5 %** | **(1.0)%** | **5.0 %** |
| **Fountain Gallon Volume** | | | | | | | | | | | | |
| Reported Volume Change | (7.5)% | (8.5)% | (4.5)% | 4.0 % | 4.0 % | 3.0 % | 5.5 % | 5.5 % | 6.0 % | 1.0 % | 0.5 % | 2.5 % |
| Impact of Constant Territory Adjustments for Acquisitions [F] | – | – | – | (4.0)% | (5.0)% | – | (4.5)% | (5.0)% | – | – | – | – |
| Impact of Days in Period Differences | 1.0 % | 1.5 % | 1.5 % | – | – | – | (0.5)% | (0.5)% | (0.5)% | – | – | – |
| **Comparable Fountain Gallon Volume [E]** | **(6.5)%** | **(7.0)%** | **(3.0)%** | **0.0 %** | **(1.0)%** | **3.0 %** | **0.5 %** | **0.0 %** | **5.5 %** | **1.0 %** | **0.5 %** | **2.5 %** |

NOTE: Per case calculations are based upon bottle and can physical cases. Refer to pages 6 and 7 for further footnote explanations.